SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS


Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: the later of 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders or the closing date of the Reorganization (as hereinafter defined).


Commission File number: 1-14244
                        -------


                         GLAS-AIRE INDUSTRIES GROUP LTD.
                  -------------------------------------------
             (Exact name of registrant as specified in its charter)


       NEVADA                                                84-1214736
--------------------------------------             ----------------------------
(State or Other Jurisdiction of                          (I.R.S. Employer
incorporation or organization)                           Identification Number)


145 TYEE DRIVE, SUITE 1641, POINT ROBERTS, WASHINGTON 98281
-----------------------------------------------------------
(Address of principal Executive Offices Zip Code)


Registrant's telephone number, including area code: (360) 447-0210
                                                    --------------

                         GLAS-AIRE INDUSTRIES GROUP LTD.
                           145 Tyee Drive, Suite 1641
                         Point Roberts, Washington 98281
                                 --------------


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

                                September 6, 2006

                                 --------------



         This Information Statement is being mailed on or about September 18, 2006 to the holders of record of the Common Stock, par value $0.01 per share, of Glas-Aire Industries Group Ltd., a Nevada corporation (the "Company") as of the close of business on September 7, 2006. This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's board of directors as a result of a change in control of the Company. Effective as of July 1, 2006, on or about August 15, 2006, the Company and Pacific Environmental Sampling, Inc., a California corporation ("ESP"), entered into a definitive stock purchase agreement (the "SPA") to effect a reverse merger between the companies (the "Reorganization") which will result in a share exchange such that ESP will become a wholly owned subsidiary of the Company and the shareholders of ESP will become the controlling shareholders of the Company. Pursuant to the Reorganization, the Company will effect a one for 3.75 reverse stock split and thereafter issue 14,625,000 shares of the Company's Common Stock to ESP in consideration for 14,625,000 shares of ESP's common stock. ESP will then distribute the 14,625,000 shares of the Company's Common Stock to its existing shareholders in consideration for the redemption of all (i.e. 14,625,000 shares) of the outstanding voting stock of ESP. The Company will thereafter issue additional shares of its Common Stock and Common Stock purchase warrants in a subsequent exchange offer with investors who are currently participating in private placements of common stock and common stock purchase warrants by ESP.


         Upon completion of the Reorganization and private placements currently being made by ESP, assuming ESP raises the maximum of $3,004,500 in its private placements (not including ESP's right to raise up to an additional $100,000) and not including the exercise of any stock options or warrants, the Company expects to have a total of approximately 19,418,463 shares of its Common Stock outstanding, of which approximately 4,407,991 shares will be owned by Edward Torres, the proposed new Chairman of the Company, 2,563,237 shares will be owned by Joseph T. Leone, a proposed New Director of the Company, 2,291,379 shares will be owned by Lyle Watkins, a proposed New Director of the Company, 2,291,379 shares will be owned by Hugh Dallas, a proposed New Director of the Company, and the balance will be in the public float or owned by the other prior private shareholders of ESP or other unaffiliated parties. The Company will change its name to Environmental Service Professionals, Inc. on the closing. ESP is engaged in the business of providing limited mold and allergen survey services for single family and multi-tenant residential and commercial buildings. The sole member of the board of directors of the Company before the closing of the Reorganization (the "Current Director") is being replaced with members of the ESP board of directors (the "New Directors").

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

         The information contained in this Information Statement was prepared by the Company except for information concerning the New Directors, which was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

                      OUTSTANDING SHARES AND VOTING RIGHTS

         As of August 17, 2006, the Company had 5,881,735 shares of Common Stock outstanding. Each share entitles the holder to one vote.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 17, 2006, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's common stock, (ii) each of the Company's Current Director and executive officers, and (iii) all executive officers and the Current Director of the Company as a group. Except as otherwise listed below, the address of each person is c/o Glas-Aire Industries Group Ltd., 145 Tyee Drive, Suite 1641, Point Roberts, Washington 98281. The information was furnished to the Company by the identified individuals in public reports. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

          NAME AND TITLE                               NUMBER OF SHARES                 PERCENTAGE
         OF BENEFICIAL OWNER                         BENEFICIALLY OWNED(1)              OWNERSHIP
         -------------------------------------       ---------------------              ----------
         Craig Grossman                                2,925,613(2)(3)                    49.7%
         Current Chairman, President,
         Chief Executive Officer and Secretary

         Linda Kwan                                    2,885,333(2)                       49.1%
         Current Chief Financial Officer

         Directors and executive officers
         as a group (2 persons)                        4,353,618(2)                       74.0%

------------------------------

(1) Unless otherwise indicated and subject to applicable community property laws, to the Company's knowledge each stockholder named in the table possesses sole voting and investment power with respect to all shares of Common Stock, except for those owned jointly with that person's spouse. The total number of issued and outstanding shares and the total number of shares owned by each person is calculated as of August 17, 2006.

(2) Includes 1,457,328 shares which are owned by ALC Holdings, LLC, a limited liability company owned and controlled by Craig Grossman and Linda Kwan.

(3) Does not include options to purchase 10,000 shares of the Company's Common Stock granted to Craig Grossman on November 4, 2001 and options to purchase 10,000 shares of the Company's Common Stock granted to Craig Grossman on April 1, 2003, which options will be cancelled upon the closing of the Reorganization.


                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

         The Company's current board of directors consists of one member (the "Current Director"). The board of directors is authorized to establish the number of directors in a range of one to seven. As part of the transactions contemplated by the Agreement and the Reorganization, the number of members of the new board of directors after the change of control is expected to be four with an additional vacancy to be filled, including Edward Torres, Joseph T. Leone, Lyle Watkins, Hugh Dallas, and one vacancy.

         Listed below are the Current Director and executive officers of the Company, followed by their business experience:

         CRAIG GROSSMAN, age 43, has served as a director of the Company since May 21, 1999. From September 12, 2001 until December 4, 2001, Mr. Grossman served as the acting President of the Company. On December 4, 2001, the board of directors appointed Mr. Grossman the Chief Executive Officer and President of the Company. In 2003, he assumed the position of Corporate Secretary of the Company. From 1999 to the present Mr. Grossman has been the President of Allied Conservancy Group, Inc., a private hedge fund. Since 1999, Mr. Grossman has served as the managing partner of Tallman Gulch Development Group, LLC, an investment group funding a 500-acre residential land development in Douglas County, Colorado. From 1993 to 2001, he served as the Vice President of Saddleback Mountain Development, an investment group funding an 1800-acre residential development in Evergreen, Colorado. From 1998 to 1999, Mr. Grossman served as the Chief Executive Officer of On-line Mortgage Service, a licensed retail mortgage broker doing business in 11 states. From 1994 to 1995, Mr. Grossman also served as the President and a Director of Regency Affiliates, Inc.

         LINDA KWAN, age 60, was appointed as the Chief Financial Officer of the Company in 2001. In 1996 she assumed the position of Controller of the Company. From 1995 until 1996 she had served as the Accounting Manager of the Company. Mrs. Kwan is a member of the Certified Management Accountants of Canada. From 1992 to 1995, Mrs. Kwan operated as a private consultant, providing accounting consulting services to small businesses and individuals. From 1983 to 1992, Ms. Kwan worked with York-Hanover Developments, Ltd., a large real estate developer located in Toronto. While with York-Hanover, Mrs. Kwan held a number of positions eventually rising to the position of Corporate Controller with responsibility for the entire firm's accounting functions. Mrs. Kwan graduated from Hong Kong Technical College with a degree in commercial business and accounting.

DESIGNATED DIRECTORS

         The following information concerning the New Directors was provided by the New Directors and the Company assumes no responsibility for the accuracy or completeness of such information.

         The New Directors will take office on the later of (i) ten days after the filing and mailing of this Schedule 14f or (ii) the closing date of the Reorganization. Except for the transactions contemplated by the Reorganization, none of the New Directors or their associates beneficially owns any equity securities or the right to acquire any equity securities of the Company, or has been involved in any transaction with the Company or any of its Current Director or officers that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. Upon the completion of the Reorganization, approximately 4,407,991 shares of the Company's Common Stock will be owned by Edward Torres, approximately 2,563,237 shares of the Company's Common Stock will be owned by Joseph T. Leone, approximately 2,291,379 shares of the Company's Common Stock will be owned by Lyle Watkins, and approximately 2,291,379 shares of the Company's Common Stock will be owned by Hugh Dallas. Each of the New Directors is a United States citizen. Each of the New Directors has consented to be a director of the Company.

         EDWARD TORRES, age 48, has been the Chairman and Chief Executive Officer of ESP since 2005. Mr. Torres has over 25 years of business development experience as an entrepreneur in several professional industries. Mr. Torres graduated with a Bachelor's Degree in Business Development, and established a national manufacturing service business with Priority Sales and Service. After several years with that company, Mr. Torres merged the company with Sandelos
USA, a national company known for its kitchen and bath products. He oversaw international production and distribution of the products for the U.S. market, as well as participated in the acquisition of Sandelos, USA during the mid 1990's. In 1996, he participated in the acquisition of Commercial Labor Management, Inc., a public entity, and arranged its reverse merger with Zeros & Ones, Inc., a technology company currently traded on the Pink Sheets. During 1996 Mr. Torres also participated in the formation of Joint Employers Group, a California based professional employer organization. Overseeing the company's marketing and sales division, he was instrumental in increasing its revenue from $100,000 in 1995 to $65 million in 2001. In 2003 Mr. Torres arranged the sale of Joint Employers Group to ITEC, a publicly traded company in the human resource industry, which subsequently caused Joint Employers Group to file a voluntary petition for bankruptcy in 2005. In 2003 Mr. Torres, through Pro-Active Business Services, founded Contempo Homes and was instrumental in obtaining 130.59 acres for the development of 421 homes. All of the homes built by Contempo Homes, Inc. incorporate distinct architectural design, modern conveniences, and Green Technology, also known as ContempoGREEN and EcoModern. In 2005, Pro-Active and Mr. Ed Torres sold their holdings in Contempo Homes and currently provide land development and entitlement procurement consulting services to clients in the City of Palm Springs and in the Coachella Valley communities. In 2004, Mr. Torres joined the executive staff of ESP to develop and prepare it for the next level of business development. Pro-Active Business Services along with JP

Global, Inc., an affiliate of Pete Torres, acquired 28 Southern California territories of ESP. Mr. Torres serves on several local task forces and on a variety of building industry organizations which have helped to establish his influence in many Coachella Valley cities. He sits on the Building Industry Association Board of Directors as Second Vice President, is a Director of the Palm Springs Economic Development Corporation, and is a member of the Citizen Task Force for establishing new development standards for the City of Palm Springs. Mr. Torres is currently working with several Coachella Valley cities and school districts in creating and developing Green Technology, Smart Growth and Responsible Growth guidelines for developers and builders. Mr. Torres is involved in establishing focus entitlement guidelines for the City of Palm Springs to be used as a model for other Coachella Valley cities. Edward Torres and Pete Torres are brothers.

         JOSEPH T. LEONE, age 36, has been a Director, President and Chief Operations Officer of ESP since its inception in May 2002. Mr. Leone has also served as President and a Director of Corporate Testing, Inc., an affiliate of ESP, since February 2001. He has a State of California General Contractor's License, #787196, holds a Branch 1 Field Representative License from the California Structural Pest Control Board, #33585, and is a Certified Level Two Mold Assessor by the Board of American Society of Professional Real Estate Inspectors. Mr. Leone also has served as an advisory board member for the Indoor Environmental Standards Organization ("IESO") aiding in the initial development of the IESO standards, and has been recognized as an IESO Certified Trainer. Currently Mr. Leone is closely working on the development and growth of the Environmental Standards Organization, and is certified to train for this organization. Mr. Leone also sits on the committee for the PIA, the second largest professional insurance organization in the country, which is responsible for the immediate implementation of the "Call to Action" set forth by the PIA to adopt the moisture survey as the standard within the industry.

         LYLE WATKINS, age 46, has been the Chief Financial Officer, Vice President of Regulations and Compliance, and a Director of ESP since its inception in May 2002. From 2001 to 2004, he served as the Chief Financial Officer of Pacific Image Connect, Inc. From 2000 to 2001, he served as Director of Systems Engineering of Rhythms NetConnections, Inc. in Englewood, Colorado. From 1996 to 2000, Mr. Watkins served as Director of Sales Engineering for GTE/Verizon and from 1994 to 1996 was a Manager of Business Development for GTE International. As a Manager of Business Development, he directed the operations of engineering and sales support for a strategic business unit with a sales support staff including engineers, market development managers, program and project managers, trainers, database analysts, contract administrators and field operations desk staff. During his tenure, top line revenue of his strategic business unit increased 275% to $250 million, the department expanded from 22 personnel to 159 personnel, he managed assets and administered an $18 million annual expense budget, expenses were reduced by 15% and profitability increased by $3 million. Mr. Watkins has also managed the review of cash flow and value statement analysis, developed and launched a fiber based metropolitan ATM service, and negotiated technology and exclusive marketing agreements with property developers in Canada, USA, Hong Kong and the Philippines. Mr. Watkins has developed joint ventures between telecommunications companies and property developers including design, implementation and service delivery of advanced CATV networks. In 1985, he received an Applied Science degree from the British Columbia Institute of Technology and in 1996 he received a Masters degree in Business Administration from Simon Fraser University.

          HUGH DALLAS, age 50, has been the Vice President of Operations and Service of ESP since April 1, 2006. Mr. Dallas has also served as the Corporate Secretary and a Director of ESP since its inception in May 2002. Additionally, Mr. Dallas has also served as the Corporate Secretary and a Director of Corporate Testing, Inc., and affiliate of ESP, since February 2001. Mr. Dallas holds a Branch II and III operators license from the California Structural Pest Control Board, #OPR 9030, and is a Certified Level One Mold Assessor by the Board of American Society of Professional Real Estate Inspectors. Mr. Dallas has been a member of the Indoor Environmental Standards Organization ("IESO"), and has been recognized as a certified IESO trainer. Mr. Dallas has also been certified by the American Society of Professional Real Estate Inspectors.

BOARD COMMITTEES

         During the fiscal year ended December 31, 2005, the board of directors held one regular meeting. All directors attended 100% of all meetings of the Board.

         As of August 17, 2006, the Company's board of directors had no audit, compensation, nominating, or other committees. Management is not certain when such committees will be formed, but the formation of an Audit Committee in compliance with the Sarbanes Oxley Act of 2002 is a prerequisite to being a current reporting company with the Securities and Exchange Commission and having the Company's Common Stock accepted for trading on the OTC Bulletin Board or NASDAQ Market.

         The board of directors will perform the functions of the compensation committee and a nominating committee until such committees are established by the board of directors.

COMPENSATION OF DIRECTORS

         Directors receive no cash compensation for their services to the Company as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on copies of such reports furnished to the Company, there were no reportable untimely filings under Forms 3, 4 or 5 by persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the last fiscal year.


                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table and notes set forth the annual cash compensation paid to Craig Grossman, the current President, Chief Executive Officer, and Corporate Secretary of the Company, by Glas-Aire Industries Group Ltd., a Nevada corporation, during its fiscal years ended December 31, 2005, 2004, and 2003, respectively. No other executive officer received compensation in excess of $100,000 in any such year.

                                                                                       LONG-TERM
                                                                                     COMPENSATION
                                               ANNUAL COMPENSATION                      AWARDS
                                               -------------------                  --------------
                                                                                      SECURITIES
                              FISCAL                              OTHER ANNUAL        UNDERLYING          ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR    SALARY(1)      BONUS       COMPENSATION         OPTIONS         COMPENSATION(4)
---------------------------    ----    ---------      -----       ------------         -------         ---------------
Craig Grossman                 2005      - 0 -         - 0 -            - 0 -              - 0 -               - 0 -
President, Chief               2004   $ 74,458         - 0 -          $ 2,850              - 0 -               - 0 -
  Executive Officer, and       2003   $213,000         - 0 -          $11,400(1)        10,000(3)              - 0 -
  Corporate Secretary                                                 $ 6,250(2)

---------------------

(1) Mr. Grossman received $11,400 as a vehicle allowance under his employment agreement with the Company.

(2) Represents 8,108 shares of Common Stock valued at $5,000 based upon the trading value of the Company's Common Stock on the date of issuance and $1,250 paid in cash to Mr. Grossman in consideration for his services as a director of the Company.

(3) On April 1, 2003, Mr. Grossman was granted 10,000 common stock options at an exercise price of $0.75 per share in consideration for his services as a director of the Company. The options vested on April 1, 2003 and are exercisable until March 31, 2008. These options will be cancelled upon the closing of the Reorganization.

(4) Does not include 1,220,000 shares of the Company's common stock which were issued to Mr. Grossman in April 2006 as a management fee or 1,220,000 shares of the Company's common stock which were issued to Linda Kwan, the Chief Financial Officer of the Company, in April 2006 as a management fee.

EMPLOYMENT AGREEMENTS

         The Company has not entered into any employment agreements with its executive officers to date, other than an employment agreement between Mr. Craig Grossman, the Chief Executive Officer, President, and Corporate Secretary of the Company, and the Company and an employment agreement between Mr. Craig Grossman and the Company's Canadian operating subsidiary Glas-Aire Industries Ltd., both of which employment agreements were terminated on September 3, 2003.

OPTIONS GRANTED IN LAST FISCAL YEAR

         No options to purchase Common Stock of the Company were granted to the Company's executive officers during the fiscal year ending December 31, 2005.

FISCAL YEAR-END OPTION EXERCISES AND OPTION VALUES

         The following table sets forth information with respect to options to purchase common stock of the Company held by the Company's executive officers at December 31, 2005.

                                                               NUMBER OF UNEXERCISED                 VALUE OF UNEXERCISED
                                                                  OPTIONS HELD AT                    IN-THE-MONEY OPTIONS
                                                               DECEMBER 31, 2005(2)                 AT DECEMBER 31, 2005(2)
                                                               --------------------                 -----------------------
                               SHARES
                              ACQUIRED       VALUE
NAME                        UPON EXERCISE REALIZED(1)    EXERCISABLE       UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
-----------------------     ------------- ----------     -----------       -------------       -----------       -------------
Craig Grossman                   -0-          -0-           20,000              -0-             ($17,100)             -0-
   Chief Executive
   Officer, President, and
   Corporate Secretary

-------------------------
(1) The value realized is the difference between the market price of the common stock on the date of exercise and the exercise price of the stock option.

(2)  These options will be cancelled upon the closing of the Reorganization.

(3) The value of unexercised "in-the-money" options is the difference between the market price of the common stock on December 31, 2005 ($0.02 per share) and the exercise price of the option, multiplied by the number of shares subject to the option.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Upon the closing of the Reorganization, the Company and ESP will enter into a twelve month consulting agreement (the "Agreement") with Mr. Craig Grossman. Pursuant to the Agreement Mr. Grossman will receive warrants to purchase 500,000 shares of the Company's common stock exercisable for a period of five years from the date of issuance at an exercise price of $0.75 per share. Additionally, ESP will pay Mr. Grossman a consulting fee equal to $6,000 per month, provide health insurance to Mr. Grossman during the term of the Agreement, pay Mr. Grossman a referral fee equal to 8% of all initial franchise fees paid to ESP by franchisees referred to ESP by Mr. Grossman during the term of the Agreement, and give Mr. Grossman the option to purchase any of the branch offices established by him in any one county of his choice in the State of Washington. In consideration for the compensation to be paid by ESP and the Company to Mr. Grossman, Mr. Grossman will use his best efforts during the term of the Agreement to establish and supervise the operation of ESP's branch offices in the State of Washington, as well as refer prospective purchasers of franchises to ESP for the sale of franchises in all territories where ESP is legally permitted to sell them.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


         September 6, 2006               Glas-Aire Industries Group Ltd.


                                         By: \s\ Craig Grossman
                                         --------------------------------------
                                         Craig Grossman, Chief Executive Officer
                                         and President